LaDawn Naegle Direct: 202-508-6046 Fax: 202-220-7346 ladawn.naegle@bryancave.com

August 24, 2011

Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549
RE:	MEMC Electronic Materials, Inc.
Registration Statement on Form S-4
Registration No. 333-176188

Ladies and Gentlemen:

This letter sets forth the response of MEMC Electronic Materials, Inc. (the “Company”) to the oral comment of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) communicated by telephone on Tuesday, August 16, 2011, with respect to the above referenced registration statement on Form S-4.

The staff indicated that the forward incorporation by reference language appearing on page ii of the Registration Statement was vague. We have revised this language to clarify the Company’s intention to comply with the forward incorporation by reference requirement of the Form S-4. We are filing today Amendment No. 1 to Form S-4 to make that change.

On behalf of the Company, we confirm that the Company acknowledges that:

•     The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•     Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•     The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission August 24, 2011 Page 2

If you have any questions or comments concerning the above, or if you require additional information, please do not hesitate to contact me at (202) 508-6046.

Sincerely,

/s/ LaDawn Naegle

LaDawn Naegle

LDN/rll